Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

October 28, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc. Class Over Inc. Amendment No. 3 to Draft Registration Statement on Form S-4 Submitted October 1, 2024 CIK No. 0002022308

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”), dated October 18, 2024, relating to the above-referenced Draft Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-4 submitted October 1, 2024

Questions and Answers About the BFAC Shareholder Proposals

Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 23

1.

The "Pro Forma Pubco Common Shares at Closing" amounts under all redemption scenarios presented on page 24 do not appear to equal the sum of all Pubco shares held by various shareholder groups. Please revise to reconcile the differences.

We have revised the disclosure on page 24 of the Registration Statement to reconcile the differences as requested.

Securities and Exchange Commission

October 28, 2024

2.

It appears the sum of Pubco shares held by BFAC sponsors and affiliates disclosed on page 24 is inconsistent with the number of Pubco common shares held by BFAC founder and affiliates disclosed on page 86. Please revise to reconcile the difference.

We have revised the disclosure on page 24 of the Registration Statement to reconcile the difference as requested.

Risk Factors

Risks Related to the Company's Business and Pubco After the Business Combination The Pubco Charter will provide, subject to limited exceptions..., page 64

3.

We reissue prior comment 5. Refer to paragraph (B) of Article Ninth of the Amended and Restated Certificate of Incorporation included as Annex B, which states that, "...the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended." Revise your disclosure here and at page 200 to describe this provision and address whether there is uncertainty as to whether a court would enforce the provision. In this regard, your revisions in response to prior comment 5 continue to relate only to the Delaware Court of Chancery exclusive forum provision in paragraph (A) of Article Ninth and do not address the separate federal district court exclusive forum provision in paragraph (B) of Article Ninth.

The Staff’s comment is duly noted.  We have revised the form of Amended and Restated Certificate of Incorporation included as Annex B to remove paragraph (B) as such paragraph was included in error.  Accordingly, we respectfully believe that no further revisions to the disclosure in the Registration Statement is required.

Proposal 1: The Business Combination Proposal

Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 85

4.

While we note your response to prior comment 6, it does not appear that the dilution table on page 88 has been meaningfully restructured and we reissue. Revise to show, in this table on a line-by-line basis at each redemption scenario:

•	the net tangible book value as of the most recent balance sheet date that you are using as the starting point for your calculation of adjusted net tangible book value;

•	each adjustment to such figure that you are making to arrive at adjusted net tangible book value;

•	each adjustment to the number of shares used as the denominator when calculating adjusted net tangible book value per share, or "as-adjusted NVPS" as you refer to the metric.

Securities and Exchange Commission

October 28, 2024

Each redemption level should only show a single adjusted net tangible book value per share, calculated as if the selected redemption level has occurred and to give effect to material probable or consummated transactions and other material effects of the de-SPAC transaction, while excluding the de-SPAC transaction itself. In other words, the table should show at each redemption level a single adjusted NVPS, difference between adjusted NVPS and the SPAC IPO offering price, and Equalizing Company Value. In this regard, the table at page 88 continues to show separate NVPS and "Difference" figures for each of the 2024 Incentive Plan, PIPE Financing, BFAC public warrants, and BFAC Working Capital Warrants.

We have revised the disclosure on page 88 of the Registration Statement to restructure the table as requested.

5.	We note your response to prior comment 7 and the revisions to your disclosure. It does not appear that you have completely addressed our comment. As previously requested, please address the following:

•	Please describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.

•

Please tell us and disclose how you determined the issuances of Pubco shares under 2024 Incentive Plan and for the exercises of BFAC public warrants and working capital warrants are material transactions reasonably likely to occur in connection with the Business Combination; therefore, should be presented as adjustments in your dilution table.

•

Please tell us how you have included the 975,000 common shares to be issued to the advisors and the estimated transaction costs to be incurred by BFAC in connection with the Business Combination as adjustments in your dilution table.

We refer you to Item 1604(c) of Regulation S-K for guidance.

With respect to the first bullet of the Staff’s comment, we have revised the disclosure on page 87 and 88 of the Registration Statement as requested.

With respect to the second bullet of the Staff’s comment, we have revised the disclosure on page 88 of the Registration Statement to clarify that the 2024 Incentive Plan, the BFAC warrants and the working capital warrants are not presented as adjustments in the dilution table.

With respect to the third bullet of the Staff’s comment, we have revised the disclosure on page 88 of the Registration Statement to include shares to be issued to advisors and transaction cost as dilution adjustments as the Company has determined they are material transactions reasonably likely to occur in connection with the business combination.

Securities and Exchange Commission

October 28, 2024

Background of the Business Combination, page 93

6.

We note your response to prior comment 10, particularly the added disclosure that Cohen & Company did not prepare any "valuation" report, opinion, or appraisal on the target company. Because Item 1607(a) of Regulation S-K encompasses a broader set of reports, opinions, or appraisals than those solely related to valuation, please further clarify whether the SPAC or its sponsor received anything from Cohen & Company that would fall within Item 1607(a) of Regulation S-K. In this regard, we note that your response to comment 14 in our letter dated August 8, 2024 provided a more fulsome confirmation that RingRoad Corp did not prepare any such report, opinion, or appraisal.

We have revised the disclosure on page 93 of the Registration Statement as requested.

Information About BFAC

SPAC Sponsors

IPO Sponsor, page 125

7.

Please explain why you have revised to state that "the IPO Sponsor currently holds and is expected to hold as of immediately prior to the consummation of the Business Combination a total of 4,090,716 Founder Shares," or revise accordingly. In this regard, this figure is inconsistent with both the 2,576,601 shares attributed to the IPO Sponsor in the sponsor compensation table at page 36 and the 2,751,601 shares disclosed in the beneficial ownership table at page 194. Please also ensure that the figures at pages 36 and 194 are consistent, if appropriate.

We have revised the disclosure to replace the numerical references of 4,090,716 and 2,576,601 with 2,751,601. We wish to advise the Staff that the prior references were incorrect and have all been replaced throughout the Registration Statement. Accordingly, calculations involving the incorrect figures have also been updated throughout the Registration Statement.

Battery Future Acquisition Corp. and Subsidiaries

Consolidated Balance Sheets, page F-43

8.	Please revise your disclosure to reflect the numbers of Class A and Class B ordinary shares issued and outstanding as of June 30, 2024.

We have revised the disclosure on page F-43 of the Registration Statement as requested.

Securities and Exchange Commission

October 28, 2024

General

9.

We note your disclosure that, although BFAC's securities are currently listed on NYSE, you have applied to list Pubco's Class B Common Stock and Warrants on Nasdaq. However, where you discuss Pubco's corporate governance structure and controlled company status, you continue to refer to NYSE listing rules. For example on the cover page you state that "Pubco will be 'controlled company' as defined in the corporate governance rules of NYSE," and at page 182 you state that, "Pubco’s Board has determined that, upon the consummation of the Business Combination, each of [•], [•], and [•] will be an independent director under the NYSE listing rules..." Please explain why this is appropriate, or comprehensively revise to refer to Nasdaq listing rules when discussing Pubco after the business combination. Additionally, please add a risk factor related to Pubco's ability to comply with Nasdaq listing rules, and disclose in such risk factor that pursuant to recent Nasdaq listing rule amendments effective October 7, 2024, Pubco must comply with listing standards immediately upon consummation of the business combination or face suspension or delisting, with no grace period to "cure" the deficiencies.

We have revised the disclosure throughout the Registration Statement to clarify that Pubco will be subject to the listing requirements of Nasdaq following the Closing and added the additional risk factor as requested.

10.

As the cover page suggests that you intend to register preferred stock of Pubco but there is no certificate of designation for this class included as an exhibit, please clarify whether a class of Pubco preferred stock has been established. If so, describe the terms of such class in "Description of Pubco Securities" pursuant to Item 202 of Regulation S-K, and file the related certificate of designation or authorizing document as an exhibit to the registration statement.

We wish to advise the Staff that the Pubco preferred stock has not yet been established but will be done prior to finalizing the Registration Statement.  We have included the form of certificate of designations for such preferred stock and described the terms in the “Description of Pubco Securities” section as requested.

*************

 If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

JMG:kab

Enclosure

cc:	Fanghan Sui Hui Luo